SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  | 10 March 2011

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that TPG-Axon Capital Management, LP (the “Management Company”) now holds less than 2% of PT’s share capital and corresponding voting rights.

On 2 March 2011, TPG-Axon (Luxembourg), S.à r.l (the “Luxembourg Company”) disposed 422,222 PT ordinary shares, over the counter. As a result of such transaction, a holding corresponding to 17,733,338 ordinary shares, representing 1.98% of the share capital and voting rights in PT, is held by the Luxembourg Company.

The Luxembourg Company is in a control relationship with TPG-Axon, International LP (the “International Company”), which in turn is fully owned by TPG-Axon Partners (Offshore) (the “Offshore Fund”). Additionally, the stake held by the Luxembourg Company is attributed to the Management Company as investment manager of the Luxembourg Company, the International Company and the Offshore Fund.

Mr. Dinakar Singh, an individual resident in New York, New York, United States of America, is in a control relationship with the Offshore Fund, the International Company, the Luxembourg Company and the Management Company, and TPG-Axon Partners GP, LLC is the general partner of the Management Company, while the managing member of TPG-Axon Partners GP, LLC is Dinakar Singh LLC, which in turn is held and controlled by Mr. Dinakar Singh.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from the Management Company.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.